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                                                            Exhibit 99.2(l)

[Letterhead of Dechert LLP]

October 26, 2005

Global High Income Dollar Fund Inc.
51 West 52nd Street
New York, NY 10019-6114

Re:   Global High Income Dollar Fund Inc.
      Registration Statement on Form N-2 ("Registration Statement")

Ladies and Gentlemen:

We are acting as counsel for Global High Income Dollar Fund Inc. (the "Fund"), a corporation duly organized and validly existing under the laws of the State of Maryland, in connection with the Fund's filing with the Securities and Exchange Commission of its Registration Statement relating to the issuance and sale by the Fund of up to 100 million authorized shares ("shares") of its common stock under the Securities Act of 1933, as amended (the "1933 Act") and under the Investment Company Act of 1940, as amended.

We have examined such governmental and corporate certificates and records as we have deemed necessary to render this opinion, and we are familiar with the Fund's Articles of Incorporation and its Restated Bylaws, as amended to date.

Based upon the foregoing, we are of the opinion that the shares to be sold pursuant to the Registration Statement have been duly and validly authorized and, when paid for as contemplated in the Registration Statement, will be legally and validly issued, fully paid and non-assessable. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the Securities and Exchange Commission, and to the use of our name in the Fund's Statement of Additional Information of the Registration Statement to be dated on or about November 10, 2005 and in any revised or amended versions thereof, under the caption "Counsel." In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act, as amended, and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP